UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-19

EXETER DRILLING EXTENDS HIGH-GRADE GOLD AND SILVER MINERALIZATION

AT CERRO MORO

Vancouver, BC, June 26, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that high-grade gold and silver encountered in six new diamond drill holes have extended the known mineralization in the Escondida vein area, at its Cerro Moro project, Argentina.

Highlights of the new results include the following intervals from holes at significant distances from each other:

Hole MD095 - Escondida West Vein, interpreted to be a faulted offset, 300 metres (“m”) to the northwest, of the main Escondida East vein structure:

•	2.10 metres at a grade of 65.7 grams per tonne (“g/t”) gold and 2218 g/t silver, including 0.45 metres at a grade of 246.0 g/t gold and 5,450 g/t silver.

Hole MD087 - Escondida East Vein, 300 metres east of high-grade mineralization announced June 7, 2007:

•	2.01 m at a grade of 19.1 g/t gold and 409 g/t silver, including

1.04 m at a grade of 35.9 g/t gold and 747 g/t silver.

Hole MD092 - Loma Escondida Vein, 500 metres to the north of the Escondida East vein:

•	1.40 m at a grade of 51.2 g/t gold and 1,679 g/t silver, including

0.77 m at a grade of 90.9 g/t gold and 2,930 g/t silver.

Drilling is continuing on the Escondida vein structures with a second reverse circulation/diamond UDR-650 drill rig now on site.

Exeter’s Exploration Manager, Matt Williams, commented: “Drilling at Cerro Moro is focused currently on the high-grade Escondida vein system, a target area more than one kilometre long and half a kilometre wide.

“The Escondida system remains open both laterally and at depth, and is part of the much larger Esperanza-Escondida-Carla trend, some five kilometres long by two kilometres wide. To identify targets for drilling in this much larger area, we have conducted detailed geological mapping, rock chip sampling and geophysical surveys (gradient array induced polarization-resistivity survey “IP” and detailed ground magnetics).

“That work has identified a number of targets with similar “signatures” to the Escondida vein system. These targets are largely under a shallow veneer of younger sediments. We will continue to define these targets in preparation for trenching and drill testing.”

To enlarge the above map, please click on it.

Detailed Drilling Results

Significant assay results from the new drilling, at a cut-off grade of 1.0 g/t gold equivalent*, are given below:

Table 1: Significant Drill Results - Escondida Vein System - Cerro Moro Project

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD087	30.06	32.07	2.01	19.1	409	25.9
including	31.03	32.07	1.04	35.9	747	48.3
MD092	18.90	20.30	1.40	51.2	1679	79.2
including	19.23	20.00	0.77	90.9	2,930	139.7
MD093	15.92	16.39	0.47	2.6	66	3.7
MD094	12.49	12.79	0.30	4.8	348	10.6
MD095	40.10	42.00	1.90	1.6	82	3.0
and	43.85	45.95	2.10	65.7	2,218	102.7
including	43.85	44.30	0.45	246.0	5,450	151.6
MD096	10.20	12.90	2.70	18.8	364	24.8
including	11.00	12.00	1.00	44.6	919	59.9

*	Gold equivalent grade is calculated by dividing the silver grade by 60, adding the result to the gold grade for the interval, and assuming 100% metallurgical recovery.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

At Cerro Moro, one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary, drilling will continue through 2007. Our focus is to establish a high grade gold-silver resource amenable to open pit mining. The Company expects to have drilled 10,000 metres on the property by late July, triggering the right for CVSA to back-in for a sixty percent joint venture interest in the project. Should that right be exercised, Exeter will receive a cash payment and will be free-carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent net smelter returns royalty.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In Mendoza Province, Argentina, recent developments have resulted in the advanced Don Sixto Project being put on hold. The Company will work with authorities in Mendoza and other similarly affected companies to have the current anti-open pit mining legislation amended. We are also considering legal recourse for damages suffered by the Company.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, the timing of new mining regulations in Mendoza Province Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date July 10, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director